OMB APPROVAL

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. [     ])*
                                            -------

                               United Energy Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    910900208
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                  May 14, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement
--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

                                      13G
CUSIP No. 910900208                                          Page 2 of 9 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS.

     LSR Capital UNRG LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               5    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               6    SHARED VOTING POWER
BENEFICIALLY        1,500,000 (see Item 4)

  OWNED BY
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               8    SHARED DISPOSITIVE POWER
    WITH            1,500,000 (see Item 4)

________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,500,000 (see Item 4)

________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.6% (see Item 4)

________________________________________________________________________________
12   TYPE OF REPORTING PERSON*
     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 9 Pages

                                      13G
CUSIP No. 910900208                                          Page 3 of 9 Pages


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS.

     Lewis S. Ranieri

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               5    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               6    SHARED VOTING POWER
BENEFICIALLY
                    1,500,000 (see Item 4)
  OWNED BY
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               8    SHARED DISPOSITIVE POWER
    WITH
                    1,500,000 (see Item 4)

________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000 (see Item 4)

________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.6% (see Item 4)

________________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 9 Pages

Item 1.

         (a)      Name of Issuer:

                  United Energy Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  600 Meadowlands Parkway #20
                  Secaucus, New Jersey  07094

Item 2.

         (a)      Name of Persons Filing:

                  LSR Capital UNRG LLC  ("LSR")
                  Lewis S. Ranieri  ("Ranieri")

         (b)      Address of Principal Business Office:

                  LSR:
                  c/o Ranieri & Co., Inc.
                  50 Charles Lindbergh Blvd.
                  Suite 500
                  Uniondale, NY  11553

                  Ranieri:
                  c/o Ranieri & Co., Inc.
                  50 Charles Lindbergh Blvd.
                  Suite 500
                  Uniondale, NY  11553

         (c)      Citizenship:

                  LSR:
                  Delaware

                  Ranieri:
                  United States of America

         (d)      Title of Class of Securities:

                  Common Stock, par value $0.01 per share

         (e)      CUSIP Number:

                  910900208


                                Page 4 of 9 Pages

Item 3. If this  Statement Is Filed Pursuant to Rules  13d-1(b),  or 13d-2(b) or
       (c), Check Whether the Persons Filing are a:

          (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d)  |_| Investment   company  registered  under  Section  8  of  the
                   Investment Company Act;

          (e)  |_| An   investment    advisor   in   accordance    with   Rule
                   13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or an endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4. Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          LSR:
          (a)  Amount Beneficially Owned:

               1,500,000 shares of Common Stock(1)

----------
(1) Includes 1,000,000 shares of Common Stock issued on May 14, 2002 to LSR, a single member limited liability company of which Ranieri is the sole member, and 500,000 shares of Common Stock issuable upon exercise of a Warrant issued on May 14, 2002 to LSR.

                                Page 5 of 9 Pages

          (b)  Percent of Class:
               6.6%(2)

          (c)  Number of shares as to which LSR has:

              (i)  Sole power to vote or to direct the vote:

                    0

              (ii) Shared power to vote or to direct the vote:

                    1,500,000 shares of Common Stock (see Footnote 1)

             (iii) Sole power to dispose or to direct the disposition of:

                    0

              (iv) Shared power to dispose or to direct the disposition of:

                    1,500,000 shares of Common Stock (see Footnote 1)

          Ranieri:
          (a)  Amount Beneficially Owned:

               1,500,000 shares of Common Stock (see Footnote 1)

          (b)  Percent of Class:

               6.6% (see Footnote 2)

          (c) Number of Shares as to Which Ranieri has:

             (i)  Sole power to vote or to direct the vote:

                  0

             (ii) Shared power to vote or to direct the vote:

                  1,500,000 shares of Common Stock (see Footnote 1)

            (iii) Sole power to dispose or to direct the disposition of:

----------
(2) Based on 22,180,270 shares of Common Stock issued and outstanding as of May 21, 2002 as represented by the Issuer to LSR and 500,000 shares of Common Stock issuable upon exercise of a Warrant issued on May 14, 2002 to LSR.

                                Page 6 of 9 Pages

             (iv) Shared power to dispose or to direct the disposition of:

                  1,500,000 shares of Common Stock (see Footnote 1)

Item 5.   Ownership of Five Percent or Less of a Class.

          Not  Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Pursuant to the limited liability company agreement of LSR, Ranieri, as the sole member of LSR, has the power to sell or vote on behalf of LSR some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Ranieri may be deemed to be the beneficial owner of shares owned by LSR.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          See the Joint Filing Agreement Attached hereto as an Exhibit.

Item 9.   Notice of Dissolution of the Group.

          Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 23, 2002                          LSR Capital UNRG LLC


                                             /s/ Lewis S. Ranieri
                                             --------------------------------
                                             Name: Lewis S. Ranieri
                                             Title: Managing Member


                                Page 7 of 9 Pages

                                             /s/ Lewis S. Ranieri
                                             --------------------------------
                                             Lewis S. Ranieri

                                Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

          In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned hereby executed this agreement on May 23, 2002.


                                          LSR Capital UNRG LLC


                                          /s/ Lewis S. Ranieri
                                          --------------------------------
                                          Name: Lewis S. Ranieri
                                          Title: Managing Member


                                          /s/ Lewis S. Ranieri
                                          --------------------------------
                                          Lewis S. Ranieri


                                Page 9 of 9 Pages